

U.S. ?   06006878   MMISSION

AS 3/28/06

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-39227

REPORT FOR THE PERIOD BEGINNING	1/01/05 MM/DD/YY	AND ENDING	12/31/05 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Russell Fund Distributors, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

909 A Street

(No. and Street)

SEC MAIL PROCESSING RECEIVED MAR 0 1 2006 WASH DC 152 SECTION

Tacoma	**WA**	**98402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melodie Zakaluk   **(253) 439-2384**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1420 Fifth Avenue, Suite 1900	**Seattle**	**WA**	**98101**
(ADDRESS) Number and Street	City	State	Zip Code

<u>CHECK ONE:</u>

X	Certified Public Accountant
	Public Accountant
	Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 6 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, <u>Melodie Zakaluk</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Russell Fund Distributors, Inc.</u> as of <u>December 31, 2005</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name
Title: Treasurer

Notary Public   02/27/2006

Expires 10/05/09

Pierce County Washington

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Operations
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Russell Fund Distributors, Inc.
Statement of Financial Condition
December 31, 2005

Russell Fund Distributors, Inc.
Index
December 31, 2005



PricewaterhouseCoopers LLP
1420 Fifth Avenue
Suite 1900
Seattle, WA 98101
Telephone (206) 398 3000
Facsimile (206) 398 3100

Report of Independent Auditors

To the Board of Directors and Stockholder of
Russell Fund Distributors, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Russell Fund Distributors, Inc. (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

Russell Fund Distributors, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash equivalents	$ 21,731,164
Distribution fees receivable	4,405,909
Prepaid expenses and other	370,618
Total assets	$ 26,507,691

Liabilities and Stockholder's Equity

Liabilities

Distribution fees payable	$ 13,044,071
Compensation payable	2,646,547
Due to affiliates	1,194,526
Accrued expenses	16,308
Total liabilities	16,901,452

Stockholder's equity

Common stock, par value $0.10 per share; 100 shares authorized; 26 shares issued and outstanding	3
Additional paid-in capital	3,889,997
Retained earnings	5,716,239
Total stockholder's equity	9,606,239
Total liabilities and stockholder's equity	$ 26,507,691

The accompanying notes are an integral part of this financial statement.

1.   **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business
Russell Fund Distributors, Inc. (the "Company") is a wholly owned subsidiary of Frank Russell Investment Management Company ("FRIMCo"), a wholly owned subsidiary of Frank Russell Company ("Russell"), all of which are part of the Russell Investment Group. The Northwestern Mutual Life Insurance Company owns substantially all of the outstanding shares of Russell.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of NASD. The Company engages in the sale of redeemable shares of registered investment companies and direct participation programs in the United States of America.

Frank Russell Investment Company ("FRIC") and Russell Investment Funds ("RIF") are registered investment companies affiliated with the parent of the Company. The Company has entered into a distribution agreement with each of FRIC and RIF. The Company has entered into a sales support agreement and a shareholder servicing agreement with FRIC. Substantially all fees received in connection with these agreements are remitted to financial intermediaries.

Sales commissions received in connection with front-end load shares are recorded as revenue. For individual sales transactions exceeding a certain threshold, the Company is obligated to pay these sales commissions on behalf of the investor. These payments are recorded as an expense.

Cash Equivalents
The Company considers money market instruments to be cash equivalents.

Revenue Recognition
Revenue from distribution and shareholder servicing activities and sales fees is recognized as earned in accordance with the terms of the respective agreements.

Income Taxes
The Company accounts for income taxes based upon an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company files its tax return with Russell as part of a consolidated group. Taxes payable are recorded through and included in due to affiliates. The provision for income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   **Benefit Plans**

Retirement Plan
The Company participates in the Russell defined contribution retirement plan (the "Plan") covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the Russell Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan's documents.

Discretionary Bonuses
The Company pays discretionary bonuses to its employees based on a percentage of Russell's consolidated operating income, as defined.

3.   **Related Party Transactions**

Under a joint purchasing agreement, Russell processes payments for the direct expenses of the Company. Under a joint paymaster agreement, Russell processes payroll transactions for the Company. The Company reimburses Russell monthly for these expenses. Amounts due and payable to Russell for these charges were $287,000 at December 31, 2005.

Under an expense sharing agreement, other charges, such as marketing materials and accounting costs, incurred by Russell and FRIMCo on the Company's behalf are not allocated to the Company.

The Company has entered into a marketing support agreement with FRIMCo. Under this agreement, certain of the Company's registered representatives who are also employees of FRIMCo provide services intended to result in sales of shares of FRIC and RIF. Fees received by the Company in connection with these services are recorded as revenue.

One of the Company's selling agreements is with a related party. This related party engages in direct sales activities of shares of FRIC. Fees for these activities are paid by FRIMCo to the Company pursuant to the marketing support agreement. All fees received in connection with this agreement are remitted to the related party.

The Company has entered into an administrative support agreement with FRIMCo. Under this agreement FRIMCo compensates the Company for administrative expenses incurred and payable by the Company. All fees received in connection with this agreement are remitted to third parties.

During 2005, Russell and its subsidiaries adopted a new transfer pricing methodology through the execution of an amended and restated Master Intercompany Agreement ("Agreement"). The new methodology, a Residual Profit Split, is intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. As a participating member to the Agreement, the Company receives an intercompany recovery/(charge) based on the amount calculated under the Residual Profit Split. Russell acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Residual Profit Split. Amounts due and payable under the agreement were approximately $325,000 at December 31, 2005.

4.   **Net Capital and Reserve Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $4,390,089, which was $3,263,325 in excess of its minimum net capital requirement of $1,126,764, and the ratio of aggregate indebtedness to net capital was 3.9 to 1.

The Company operates under the provisions of Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the provisions of that Rule.

5.   **Concentration of Risk**

Substantially all revenue earned by the Company is from affiliated entities.